

ROYAL BLUE EXPLORATION INC.

Royal Pit Lode Claim

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Chicago

Tor

Jean, Nevada

Los Angeles

San Diego   Phoenix

Dallas

San Antonio

La Habana

Figure 1
LOCATION MAP

© 2006 Europa Technologies
Image © 2006 TerraMetrics
Image © 2006 NASA

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Pointer 38°27'13.01" N 103°59'01.17" W   Streaming |||||| 100%   Eye alt 2109.52 mi